JAMES S. BYRD, P.A.

ATTORNEYS AT LAW

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

(407) 567-7993

March 15, 2018

Mr. Christopher Dunham, Staff Attorney

Mr. Dietrich A. King, Special Counsel, Office of Financial Services

Securities and Exchange Commission

Via email and Edgar filing: dunhamc@sec.gov

Re: Legion Capital Corporation Form 1-A filing

File# 024-10638

Dear Mr. Dunham and Ms. Martin,

This firm represents Legion Capital Corporation in the referenced matter, and we are in receipt of your comment letter dated March 12, 2018. We have filed an Amended Form-1-A POS as of today, and we further respond to the same as follows:

General

1. We note your response to comment 2 that Legion has acquired secured loans, and your contention that these are neither securities nor investment securities. Please provide your analysis of why acquisitions of secured loans are neither securities nor investment securities for purposes of sections 2(a)(36) and 3(a)(1)(C) of the Investment Company Act of 1940 Act, respectively.

Response: In order to fully respond to this question, we must first look at the current applicable case law as to when a note is a security, and also at the particular loans and assets acquired by the Company.

The generally accepted definition of a security involves: (i) the investment of money in a common enterprise, (ii) with the expectation of profit, and (iii) relying solely on the efforts of others. SEC v. W.J. Howey Co., U.S. Supreme Court 328 U.S. 293 (1946).

Since Howey, courts have universally distinguished between “investment transactions” and “commercial transactions”. It has generally been held that notes that: (i) do not carry a profit or equity interest; (ii) are the result of one-on-one negotiations with the issuer (as opposed to broadly distributed); (iii) are secured by business assets or the credit worthiness of the borrower; and (iv) carry fixed terms and fixed interest payments are not securities, but instead are commercial instruments. See Futura Development Corp. v Centex Corp. 761 F. 2d 33 cert denied (1985).

In the landmark case of Reves v. Ernst & Young, 110 U.S. 945 (1990) the U.S. Supreme Court further clarified the distinction between commercial and investment transactions. The Reves court held that if a transaction bears a “family resemblance” to one of the following enumerated transactions, it is not a security.

(i)	A note delivered in consumer financing,
(ii)	A note secured by a mortgage on a home,
(iii)	A short-term note secured by a lien on a small business or some of its assets
(iv)	A note evidencing a 'character' loan to a bank customer,
(v)	Short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open-account debt incurred in the ordinary course of business.

The Reves decision has been universally followed, and courts have continued to look to the characteristics of the transaction to determine the issue, in light of the above factors.

As to the Legion notes, in every single one of those instances the loans were the result of “one on one” negotiations, all have a fixed term (short terms of less than 2 years), have fixed interest rates, and are fully secured and collateralized. Legion has no profit or equity interest in any of these small businesses (except PricePoint described below), and is not relying solely on the efforts of the borrowers for repayment. Legion is an asset based lender, and like any lender, it relies far more on its own expertise in valuing collateral and underwriting these commercial loans, than on the business acumen or efforts of the borrower.

Let’s examine the particular loans and interests involved, in light of the above statements and the settled federal law:

1.       The Delta loan. This is a $4 million loan (with a discounted payoff if paid early) fully secured by a second mortgage on a 640 acre parcel of real estate and operating quarry with a current appraised value of $17 million. There is a personal guarantee by the business owner, a fixed term (December 2018) and a fixed interest rate (8%). There is a mortgage recorded on this real estate, and a UCC 1 filing on all assets of the business. This business is a “small business” as defined in Reves, in fact the business is an SBA approved small business, with an SBA loan in place on the business. Therefore, this is a loan made to a small business and a lien on the assets of a small business, and thus fits exactly within the Reves definition of commercial transaction.

2.       The U.S. Aviation loan. This is a $1.4 million loan secured by 3 jets operated by a small jet charter company. Again, this loan was the result of a one on one negotiation between lender and borrower, was not broadly distributed, has a fixed short term (December 2018), carries a fixed interest rate, has no profit or equity component and is fully collateralized. The collateral has a liquidation value of nearly double the amount of the loan, and therefore Legion is not relying on the expertise of this borrower to repay the loan, indeed it is relying solely on the assets of this small business for repayment. Furthermore, Legion has a personal guarantee from the husband and wife owner of the business, a UCC-1 filing on the business assets, plus a mortgage on the owners home, which is a second category identified by the Reves Court. Finally, Legion is the party managing the lease for the main airplane securing the loan, and therefore, it can be said that Legion is relying, not on the efforts of others for repayment, but on its own efforts, both in terms of valuing the assets, but also in managing the assets. Under every single accepted definition, this is a commercial loan and not a security.

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3.       The Moretti Yachts loan. This is a $1.7 million loan between Legion and Moretti Yachts, Inc. secured by: (i) a first lien on two yachts, (ii) a first lien on this small business, a personal guarantee by the owner Joseph Moretti, and a UCC-1 filing against all assets of this business. This again is a commercial loan under any definition. It was negotiated one on one, has a fixed term (December 2018), fixed interest, no profit or equity component, and is fully collateralized. This is just a loan against two boats basically, no more or no less than any other type of vehicle, equipment or inventory loan.

4.       The Roo/Century 21 loan. This is a $325,000 loan on a real estate brokerage firm. Also a small, one owner business, this loan is secured by all assets of the business, a UCC-1 filing, was the result of one on one negotiations, has no profit of equity component, a fixed short term (2018), a personal guarantee by the owner, and a fixed interest rate. This is also, in every respect, a standard commercial business loan.

5.       The Abbey craft brewery loan. This is a $140,000 loan on a small business (also approved by the SBA), has a fixed interest rate, a fixed term, was negotiated one on one, has no profit or equity component, is secured by all the equipment (purchased with Legion loan proceeds) and a personal guarantee by the single business owner. This is, under any definition, a small business commercial loan secured by a lien on the assets of this small business.

6.       The Pricepoint loan and ownership. This is an $800,000 loan to a Dodge/Chrysler automobile dealership that Legion actually owns 50% of, and acts as the Managing Member operating the business. Therefore, this is an easy one, since Legion is clearly not relying on the efforts of others, but rather on its own efforts in operating the business. In fact, Legion is about to acquire 100% ownership of this business in the next several days, and it will be renamed Legion Motors, and will be an operating subsidiary of Legion Capital.

In summary, each and every one of the Legion loans: (i) is a direct loan between Legion and a small business; (ii) results from direct negotiations between Legion and the owner of the small business; (iii) has a fixed short term, (iv) carries a fixed interest rate; and (v) is secured by the assets of a small business. Legion has relied, not solely on the efforts of anyone else, but primarily on its own efforts in making these loans. Legion does not have any equity or profit interest in the small business, but instead a fixed interest return on its loan. None of these loans, other than PricePoint, have any equity or profit component, or any other characteristic of an “investment vehicle”. None were sold as “investment contracts”, were broadly distributed or would fall within any recognized definition of security as universally defined by the federal courts. Indeed, under every definition, including Howey, Reves and the many decisions that have followed, the Legion notes are commercial loans and not securities.

We have revised our filing to better describe these loans as asset based loans, with fixed term and interest rates, and otherwise describing the transactions.

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Principal Stockholders, page 13

1.	We note that your response to comment 1 did not address your beneficial ownership information, as requested, which is currently disclosed “as of June 30, 2016.” Please update your beneficial ownership information “as of the most recent practicable date” disclose each executive officer’s ownership individually pursuant to Item 403 of Regulation S-K.

Response: We have revised the filing accordingly.

Financial Statements

3. We note your revisions in response to comment 3. Please revise to include both audited financial statements for the two fiscal year ends preceding your most recently completed fiscal year end and interim financial statements which may be unaudited, as of a date no earlier than June 30, 2017, with your statements of income and cash flows compared to the corresponding interim period of the previous fiscal year. Please refer to Part F/S (c)(1), (b)(3)(C) and (b)(4) of Form 1-A for guidance. Please also revise your interim financial statements to provide footnotes and other disclosures as needed for fair presentation, disclosure of material subsequent events, and to ensure that the financial statements are not misleading. Please refer to Part F/S (c)(1)(i) of Form 1-A and Rule 8- 03(b) of Regulation S-X.

Response: We have amended our filing to include both the 12-31-16 audit and the 11-30-17 financial statements.

Sincerely,

James S. Byrd

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